Contact

www.linkedin.com/in/mikeohare-supplychain (LinkedIn)

Top Skills

Lean Management
Operations Management
Process Improvement

Certifications

FSPCA Preventative Controls for Human Food
Lean Six Sigma Black Belt
Certified Supply Chain Professional

Mike O'Hare

Chief Operating Officer at F#TA
Costa Mesa, California, United States

Summary

Mike O'Hare is a savvy and solutions-driven operations leader with a reputation for delivering supply chain reliability to high growth organizations. He is recognized for his ability to develop strategic and collaborative long-term partnerships, form cross-functional teams, and create high performing cultures that consistently achieve in volatile markets.

Mike has spent a majority of his career developing laterally-integrated supply chain solutions for innovative and entrepreneurial food and beverage companies.

Experience

FYTA

Chief Operating Officer
September 2021 - Present (2 years)
Laguna Niguel, California, United States

Working towards a healthier and stronger population through the power of plants.

F#TA™ is a first-of-its-kind plant-based sports and active nutrition brand designed to optimize athletic performance, health and environmental sustainability.

Founded by “The Game Changers” documentary producer and The Ultimate Fighter winner, James Wilks, F#TA utilizes an advanced protein blend made from two ancient grains: whole-ground lupin, an ancient, soil-regenerating bean, and EverPro®, an upcycled protein made from barley and rice. EverPro was developed by AB InBev’s sustainable ingredient business, EverGrain™.

F#TA launched in June 2023 and offers three flavors of its Elite Plant Protein — Creamy Chocolate, Café Latte and Caramel Vanilla. To learn more about F#TA’s revolutionary new foodline, visit https://fyta.com/.

Quest Nutrition
Senior Director Logistics, L6σBB
June 2018 - September 2021 (3 years 4 months)
El Segundo, California

As Sr. Director Logistics, I oversaw the customer service, logistics, transportation, and inventory control functions for Quest Nutrition. In just two years, my team transitioned the vertically integrated supply chain to a laterally integrated model for dry, refrigerated, and frozen goods. Through warehouse rationalization, transportation rate negotiation, and assembly strategies we delivered a $16 million distribution cost savings while the business scaled from $250M to $400M in gross revenue.

Quest Nutrition was acquired by Simply Good Foods (holding company of Atkins) in November 2019 for $1 billion. Since that time, I have been assigned to organizational integration and supply chain synergy development that includes the construction of an 862k sq. ft. distribution facility to service omnichannel fulfillment for both Atkins and Quest Nutrition.

Encore! Glass
Vice President Operations, L6σBB
October 2015 - April 2018 (2 years 7 months)
Fairfield. California

As VP of Operations, I built a team of strong managers and subject matter experts, cultivated a service orientated culture, and engineered sustainable supply chain solutions that provided both assurance and reliability. I mentored, coached, and supported my team to facilitate the customer service, information technology, production planning, procurement, quality, transportation, and warehousing functions for the organization. Together, we delivered year-over-year seven-figure cost savings through assembly-line automation design and installation, High-Jump WMS system implementation and enhancements, process engineering, and supply chain optimization. We developed and maintained a global supply chain solution, importing more than 3,000 FEU's and 2,500 truckloads annually from China and Mexico respectively, to accommodate high-touch customer needs and requirements.

While at Encore, I earned a Lean Six Sigma Black Belt certification though my project work to improve container load factor and warehouse conveyance efficiency. The collaborative (manufacturer-distributor) continuous improvement initiative yielded a 26% load factor increase and subsequent transportation and labor cost reduction.

CytoSport, Inc. -
6 years 3 months

Director, Contract Manufacturing & Logistics
July 2013 - October 2015 (2 years 4 months)
Benicia, California

As Director of Contract Manufacturing and Logistics, I led a tactical team of managers and logistics professionals to build, scale, and maintain a laterally integrated supply chain solution to accommodate the exponential growth of Muscle Milk and ProSeries brands. My team forecast, procured, and scheduled contract manufacturing resources for aseptically processed RTD and RTE products, facilitated transportation, warehousing, and distribution for raw materials, components, and finished goods, and coordinated eCommerce and wholesale fulfillment for all CytoSport products.

During my CytoSport tenure, my team executed both warehouse and transportation management system implementations, scaled supply chain solutions to distribute throughout North America, Europe, and Australia, and facilitated entry into DSD, Club, and Amazon/ eCommerce distribution channels.

Director, Logistics & Warehousing
August 2009 - July 2013 (4 years)
Benicia, California

I first joined CytoSport as Director of Logistics and Warehousing. The Company was resetting to scale quickly and needed to implement both a warehouse (WMS) and transportation management system (TMS). I led project implementation teams to implement EVS' O2 Mobile WMS and MercuryGate TMS that yielded a seven figure cost savings within 12 months of deployment.

My team facilitated the eCommerce and wholesale fulfillment, internal production batching, transportation, inventory control, and third-party logistics planning functions for the Company. During a time of tremendous business growth, we scaled the operation from 75K sq. ft. to 600K sq. ft. for finished goods warehousing as we entered the DSD, Club, and International distribution channels.

Weetabix
5 years 2 months

Contract Manufacturing Manager

March 2008 - August 2009 (1 year 6 months)

Petaluma, California

As CM Manager, I oversaw contract manufacturing, procurement, warehousing, transportation, and distribution for the branded business segment. My team facilitated North American logistics for Weetabix and Barbara's Bakery products. Our CM network consisted of seven different contract manufacturers to produce baked bars, salty snacks, cookies, crackers, and cereals.

Distribution Manager

July 2004 - March 2008 (3 years 9 months)

Petaluma, California

As Distribution Manager, I was responsible for the transportation, warehousing, and inventory control functions for the branded business segment. This position transitioned my career's focus to the food and beverage industry. While at Weetabix, I became an APICS Certified Supply Chain Professional.

FedEx Ground

Service Manager

August 1996 - July 2004 (8 years)

Windsor, CA / Salem & Bend, OR / Benicia, CA / Santa Rosa, CA

As a Field Service Manager at FedEx Ground satellite terminals, I managed inbound, outbound, and pickup and delivery (P&D) operations. While focused on inbound and outbound dock operations, I hired, trained, and mentored package handlers and quality staff to pre-load and off-load FedEx delivery vans and trucks. As a P&D manager, I focused on route engineering, fleet maintenance schedules, and DOT compliance. FedEx Ground utilizes a contractor driver workforce that required management to understand contractor relations, service agreements, and dispute resolution.

During my tenure at FedEx, I managed operations in Santa Rosa CA, Salem & Bend OR, and Benicia, CA. I was a participant in the inaugural FedEx Ground University, a six-week comprehensive seminar that included Total Quality Management (TQM), production line engineering, DOT regulations for vehicle maintenance and driver qualification, and delivery route design.

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Education

University of California, Davis

Bachelor of Science, Agricultural and Managerial Economics · (1995)

Brandman University

Master of Business Administration (MBA) · (2013)